From: Duke, Ivy
Sent: Thursday, May 31, 2007 4:10 PM
To: 'samuels@sec.gov'
Subject: The Calvert Fund and Calvert Variable Series, Inc.

Sensitivity: Confidential

Attachments: 053107_TCF_Defin Info Stmt.doc; 053107_CVS_Defin Info Stmt.doc

Attached are the marked versions of the proposed definitive information statements, highlighted to show those changes made pursuant to your comments conveyed on May 23, 2007. Please note that the EDGAR filing will follow tomorrow.

Ivy Wafford Duke, Esq.

Assistant Vice President

Associate General Counsel

Calvert Group, Ltd.

Bethesda, MD

301-951-4858

The information contained in this electronic message and any attached documents is privileged, confidential, and protected from disclosure.  It may be an attorney client communication and, as such, is privileged and confidential.  Do not forward.  This message is intended for the individual or entity named above.  If you are not the intended recipient, note that any review, disclosure, copying, distribution, or use of the contents of this electronic message or any attached documents is STRICTLY prohibited.  If you have received this communication in error, please destroy it and notify us immediately by telephone (301-951-4881). Thank you.